Filed Pursuant to Rule 424(b)(4)
Registration No. 333-137970
PROSPECTUS
1,500,000 Ordinary Shares

We are offering 1,500,000 ordinary shares, par value $0.60 per share, pursuant to this prospectus.
Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol “CWCO.” On December 7, 2006, the last reported sale price for our ordinary shares was $25.25 per share.
We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 225,000 additional ordinary shares upon the same terms and conditions as the ordinary shares offered by this prospectus to cover over-allotments, if any.
Investing in our ordinary shares involves risk. See “Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total

Public offering price	$24.900	$37,350,000
Underwriting discounts and commissions	$1.245	$1,867,500
Proceeds to Consolidated Water	$23.655	$35,482,500
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the ordinary shares on or about December 13, 2006.
Janney Montgomery Scott llc

Boenning & Scattergood, Inc.	Brean Murray, Carret & Co.
The date of this prospectus is December 7, 2006.

i

PROSPECTUS SUMMARY
      This summary calls your attention to selected information in this prospectus, but may not contain all the information that is important to you in deciding whether to invest in our ordinary shares. Unless otherwise indicated, all the information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. For a more complete description of this offering, and to understand this offering more fully, you should read this entire document carefully, including “Risk Factors” and the information incorporated herein by reference as set forth under “Incorporation of Certain Documents by Reference,” as well as the documents referred to under “Where You Can Find More Information.”
      Unless otherwise indicated, references to “we,” “our,” “ours,” and “us” refer to Consolidated Water Co. Ltd. and its subsidiaries. Unless otherwise indicated, references to dollar amounts, “$” or “US$” are to United States dollars. References to “CI$” are to Cayman Islands dollars. References to “BAH$” are to Bahamian dollars. References to gallons are to United States gallons.
Our Business
      We develop and operate seawater desalination plants and water distribution systems in areas where naturally occurring supplies of potable water are scarce or nonexistent. Through our subsidiaries and affiliate, we operate 13 reverse osmosis desalination plants and provide the following services to our customers in the Cayman Islands, Belize, Barbados, the British Virgin Islands and The Bahamas:

•	Retail Water Operations. We produce and supply water to end-users, including residential, commercial and government customers in the Cayman Islands and a resort in The Bahamas. In the Cayman Islands, we operate under an exclusive retail license issued by the government to provide water in two of the most populated and rapidly developing areas in the Cayman Islands. In 2005, our retail water operations generated 51% of our consolidated revenues.

•	Bulk Water Operations. We produce and supply water to government-owned distributors in the Cayman Islands, Belize and The Bahamas. In 2005, our bulk water operations generated 45% of our consolidated revenues.

•	Service Operations. We provide engineering and management services for desalination projects, including designing and constructing desalination plants and managing and operating desalination plants owned by other companies. In 2005, our service operations generated 4% of our consolidated revenues.

•	Affiliate Operations. Our affiliate, Ocean Conversion (BVI) Ltd. (or OC-BVI), produces and supplies bulk water to the British Virgin Islands Water and Sewerage Department. We account for our interests in OC-BVI using the equity method of accounting and do not consolidate OC-BVI’s operating results in our financial statements.

      The following table lists the plants under the management of us or our affiliate by location and production capacity as of September 30, 2006:

Location	Plants	Capacity(1)

Cayman Islands	6	5.9
The Bahamas(2)	3	10.0
British Virgin Islands(3)	2	1.7
Barbados	1	1.3
Belize	1	0.5 19.4
Total	13

(1)	Millions of gallons of water per day.

(2)	Includes our Blue Hills plant, which we substantially completed in July 2006.

(3)	Owned and operated by our affiliate, OC-BVI. Does not include OC-BVI’s Bar Bay plant, which is currently under construction and expected to be operational in early 2007.
Our Strategy
      Our strategy is to provide water services in areas where the supply of potable water is scarce and we believe the production of potable water by reverse osmosis desalination is, or will be, profitable. We have focused on the Caribbean basin and adjacent areas as our principal market because these areas tend to have (i) little or no naturally occurring fresh water; (ii) limited regulations and taxes allowing for higher returns; (iii) a large proportion of tourist properties, which historically have generated higher volume sales than residential properties; and (iv) growing populations and tourism levels.
      While our business is currently focused primarily within the Caribbean basin and adjacent areas, we believe that our potential market includes any location where there is a demand for, and a limited supply of, potable water. The desalination of seawater is the most widely used process for producing fresh water in areas with an insufficient natural supply. In addition, in many locations, desalination is the only commercially viable means to expand the existing water supply. We believe that our experience in the development and operation of reverse osmosis desalination plants provides us with a competitive advantage to successfully expand our operations.
      Key elements of our strategy include:

•	Maximizing the benefits of our exclusive retail license on Grand Cayman.

•	Expanding our existing operations in the Cayman Islands, Belize, Barbados and The Bahamas.

•	Penetrating new markets where there is demand for potable water and where we believe production would be profitable.

•	Broadening our existing and future operations into complementary services, such as wastewater management.
Corporate Information
      Our registered office is located at Regatta Office Park, Windward Three, 4th Floor, West Bay Road, Grand Cayman, Cayman Islands. Our mailing address is P.O. Box 1114, Grand Cayman KY1-1102, Cayman Islands and our telephone number is (345) 945-4277. Our website is located at http://www.cwco.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Ordinary shares offered by us	1,500,000 shares

Ordinary shares to be outstanding after this offering	13,907,860 shares(1)

The NASDAQ Global Select Market symbol	CWCO

Ordinary shares 52-week price range (through December 7, 2006)	Low: $19.47 per share High: $31.79 per share

Current annualized dividend rate	$0.24 per share

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $34.9 million, or approximately $40.2 million if the underwriters exercise their over- allotment option in full. We intend to use approximately $10.0 million of the net proceeds to repay debt and the remaining proceeds for capital expenditures and general corporate purposes. We may also use a portion of the remaining net proceeds for acquisitions and strategic investments, if future opportunities arise.

Over-allotment option	225,000 ordinary shares

Risk factors	Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 5 to read about certain risk factors you should consider before investing in our ordinary shares.

(1)	Based on 12,407,860 ordinary shares outstanding as of October 29, 2006.

Summary Financial Data
      The following table sets forth our summary financial data, which you should read in conjunction with, and which is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, set forth in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006, incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference.” The summary financial information set forth below for and as of the years ended December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements. The financial data for and as of the nine months ended September 30, 2006 and 2005 has been derived from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and our financial condition for these periods. Our financial data is prepared pursuant to accounting principles generally accepted in the United States. Historical results are not necessarily indicative of future performance. Also, period-to-period comparisons are significantly affected by our acquisitions. We acquired OC-Cayman, DesalCo, DesalCo (Barbados) and our interest in OC-BVI in February 2003. The operating results of CW-Bahamas were included in our financial statements as of August 2003. The financial data for the year ended December 31, 2004 includes other income of approximately $591,000 related to insurance proceeds received in connection with Hurricane Ivan. Historical per share information set forth below has been retroactively adjusted to reflect our 2-for-1 stock split on August 25, 2005.

	Nine Months
	Ended September 30,		Year Ended December 31,

	2006	2005	2005	2004	2003

	(Unaudited)
Statement of Income Data:
Revenues:
Retail water sales	$14,053,539	$9,549,318	$13,372,103	$12,089,491	$10,918,151
Bulk water sales	13,193,179	8,435,746	11,724,438	10,303,074	7,045,761
Services revenue	1,634,187	829,676	1,090,664	888,848	1,090,293

Total revenues	28,880,905	18,814,740	26,187,205	23,281,413	19,054,205
Gross profit	12,991,657	7,382,504	10,354,397	9,609,700	7,813,757
Income from operations	6,371,232	2,969,869	4,209,186	5,062,922	4,038,400
Net income	6,847,079	3,864,760	5,514,258	6,197,383	4,177,081
Basic earnings per ordinary share	$0.55	$0.33	$0.47	$0.54	$0.42
Diluted earnings per ordinary share	$0.54	$0.32	$0.45	$0.53	$0.41

	As of September 30,		As of December 31,

	2006	2005	2005	2004	2003

	(Unaudited)
Balance Sheet Data:
Current assets	$21,661,583	$20,063,556	$21,176,498	$19,208,154	$15,337,723
Total assets	109,233,506	80,773,038	88,365,191	70,825,049	68,562,126
Long-term debt	30,567,712	20,185,633	19,378,212	12,856,226	16,633,437
Current portion of long-term debt	3,913,248	3,721,144	3,472,330	3,733,144	3,763,144
Shareholders’ equity	65,659,681	51,813,865	59,563,079	48,371,894	44,248,527

RISK FACTORS
      Investing in our ordinary shares involves risks. Prior to making a decision about investing in our ordinary shares, you should consider carefully the factors discussed below and the information contained in, or incorporated by reference into, this prospectus. Each of these risks, as well as other risks and uncertainties not presently known to us or that we currently deem immaterial, could adversely affect our business, operating results, cash flows and financial condition, and cause the value of our ordinary shares to decline, which may result in the loss of all or part of your investment.
Our exclusive license to provide water to retail customers in the Cayman Islands may not be renewed in the future.
      In the Cayman Islands, we provide water to retail customers under a license originally issued to us in December 1979 by the Cayman Islands government that grants us the exclusive right to provide water to retail customers within our licensed service area. Our service area is comprised of an area on Grand Cayman that includes the Seven Mile Beach and West Bay areas, two of the three most populated areas in the Cayman Islands. For the year ended December 31, 2005, we generated approximately 51% of our consolidated revenue from our retail water operations conducted pursuant to our exclusive license. Our license expires in July 2010. If we are not in default of any terms of the license, we have a right of first refusal to renew the license on terms that are no less favorable than those that the government offers to any third party. If we are unable to renew our license or negotiate a new license on satisfactory terms, we could lose a significant portion of our current revenues and our results of operations, cash flows and financial condition could be adversely affected.
We rely on fixed-term water supply and/or service agreements with our bulk customers in the Cayman Islands, Belize, Barbados and The Bahamas, which may not be renewed or may be renewed on terms less favorable to us.
      All of our bulk water supply agreements are for fixed terms ranging from seven to 23 years and with a range of two to 20 years remaining. Upon expiration, these agreements may not be renewed or may be renewed on less favorable terms. In addition, certain of these agreements provide for our customers to acquire or automatically assume ownership of the related plant upon expiration of the contract term. If this occurs, we may no longer generate income from such plant. In instances where we own the plant that produces the water under an agreement that is not renewed or renewed with lower production quantities, we may not be able to find a new customer for the plant’s excess production capacity. If our fixed-term agreements are not renewed or are renewed on less favorable terms, our results of operations, cash flows and financial condition could be adversely affected.
The water supply agreement between the British Virgin Islands Water and Sewerage Department and our affiliate, Ocean Conversion (BVI) Ltd. (or OC-BVI), is on a month-to-month basis and could be cancelled or renegotiated on less favorable terms.
      Since the expiration of the initial term of their bulk water supply agreement in May 1999, OC-BVI has supplied water to the British Virgin Islands Water and Sewerage Department under what it considers to be a month-to-month supply arrangement. Under this arrangement, the British Virgin Islands government could cease purchasing water from OC-BVI at any time. OC-BVI has made attempts in the past to negotiate a new water supply agreement, and in August 2006 preliminary discussions began for the renegotiation of this contract. However, this agreement may not be renewed and a new agreement may not be reached. If a new agreement is obtained, it may be on terms less favorable to OC-BVI than the current arrangement. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we recognized approximately $1.4 million and $1.0 million, respectively, in income from our equity investment in the earnings of OC-BVI. For those same periods, we recognized approximately $653,000 and $1.3 million, respectively, in revenue from our agreement to provide management services to OC-BVI. We also recognized approximately $485,000 and $372,000 in other income for the year ended December 31, 2005 and the nine months ended

September 30, 2006, respectively, from a profit-sharing agreement we have with OC-BVI. As of September 30, 2006, our loans to, and equity investment in, OC-BVI equaled approximately $13.6 million and the recorded value of our management services agreement, which is reflected on our balance sheet as an intangible asset, was approximately $856,000. In the event that the British Virgin Islands government ceased purchasing water from OC-BVI, or entered into a new contract with OC-BVI on less favorable terms than the existing supply arrangement, the values of our investment in OC-BVI, loan to OC-BVI and OC-BVI intangible asset would decline, and we could be required to record impairment charges to reduce the carrying values of these assets. Such impairment charges would reduce our earnings and could have a significant adverse impact on our results of operations and financial condition.
The British Virgin Islands government has asserted a purported right of ownership of OC-BVI’s Baughers Bay plant. If this right is found to be enforceable and is exercised by the government, OC-BVI will lose ownership of the Baughers Bay plant.
      In October 2006, the British Virgin Islands government notified OC-BVI that it was asserting a purported right of ownership of OC-BVI’s desalination plant in Baughers Bay, Tortola pursuant to the terms of a water supply agreement dated May 1990 (or the 1990 Agreement) and invited OC-BVI to submit a proposal for its continued involvement in the production of water at the Baughers Bay plant. While OC-BVI believes that the government’s claim can be resolved to the satisfaction of both parties through the negotiation of a new agreement, we cannot assure you that the government shares this belief or that such a result will occur. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we recognized approximately $1.4 million and $1.0 million, respectively, in income from our equity investment in the earnings of OC-BVI. For those same periods, we recognized approximately $653,000 and $1.3 million, respectively, in revenue from our agreement to provide management services to OC-BVI. We also recognized approximately $485,000 and $372,000 in other income for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, from a profit-sharing agreement we have with OC-BVI. As of September 30, 2006, our loans to, and equity investment in, OC-BVI equaled approximately $13.6 million and the recorded value of our management services agreement, which is reflected on our balance sheet as an intangible asset, was approximately $856,000. If the government’s right of ownership under the 1990 Agreement is found to be enforceable, OC-BVI may be forced to accept a water supply arrangement with the government on less favorable terms, and if the government exercises its purported right, OC-BVI could lose ownership of the Baughers Bay plant. In either case, the value of our OC-BVI-related assets would decline, and we could be required to record impairment charges to reduce the carrying values of these assets. Such impairment charges would reduce our earnings and could have a significant adverse impact on our results of operations and financial condition.
We do not have sole control over our affiliate, OC-BVI. A divergence of our interests and the interests of OC-BVI’s other voting shareholder may adversely affect the operations of OC-BVI and in turn decrease the value of our investment in OC-BVI.
      We own 43.5% of the equity and 50% of the voting shares of OC-BVI. We and Sage Water Holdings (BVI) Limited (or Sage Water), which owns the remaining 50% of the voting shares, are each entitled to appoint three of the six directors of OC-BVI. If there is a tied vote of the directors on any matter, the president of the Caribbean Water and Wastewater Association, a regional trade association comprised primarily of government representatives, is entitled to appoint a temporary director to cast the deciding vote. As a result, although we provide operating management and engineering services to OC-BVI, we share the overall management of OC-BVI with Sage Water and do not fully control its operations. A divergence of our interests and the interests of Sage Water could adversely affect the operations of OC-BVI and in turn decrease the value of our investment in OC-BVI, in which case we could be required to record an impairment charge to reduce the carrying value of our investment in OC-BVI. Such an impairment charge would reduce our earnings and have a significant adverse impact on our result of operations and financial condition.

The profitability of our plants is dependent upon our ability to accurately estimate the costs of their construction and operation.
      The cost estimates prepared in connection with the construction and operation of our plants are subject to inherent uncertainties. Additionally, the terms of our supply contracts may require us to guarantee the price of desalinated water on a per unit basis, subject to certain annual inflation and monthly fuel cost adjustments, and to assume the risk that the costs associated with producing this water may be greater than anticipated. Because we base our contracted price of water in part on our estimation of future construction and operating costs, the profitability of our plants is dependent on our ability to estimate these costs accurately. The cost of materials and services and the cost of the delivery of such services may increase significantly after we submit our bid for a plant, which could cause the gross margin and net return on investment for a plant to be less than we anticipated when the bid was made. The profit margins we initially expect to generate from a plant could be further reduced if future operating costs for that plant exceed our estimates of such costs. These future operating costs could be affected by a variety of factors, including lower than anticipated production efficiencies and hydrological conditions at the plant site that differ materially from those that existed at the time we submitted our bid. Any construction and operating costs for our plants that significantly exceed our initial estimates could adversely affect our results of operations and financial condition.
A significant portion of our consolidated revenues are derived from two customers. A loss of, or a less favorable relationship with either of these customers would adversely affect our results of operations.
      Our top two bulk water customers accounted for approximately 23% and 18% of our consolidated revenues for the year ended December 31, 2005 and approximately 24% and 18% of our consolidated revenues for the nine months ended September 30, 2006. If either of these customers terminate or decide not to renew their contracts with us, or renew such contracts on terms that are less favorable to us, our results of operations and financial condition would be adversely affected.
If OC-BVI does not obtain a customer to purchase water to be produced at its Bar Bay plant currently under construction, it may not be able to recover the cost of its investment in the plant, which could adversely affect its operations and in turn decrease the value of our investment in OC-BVI.
      OC-BVI is constructing a new desalination plant located on Bar Bay, Tortola, in the British Virgin Islands. The total cost for this plant is approximately $7.0 million. We have agreed to provide up to $3.0 million in loans for the construction of this plant, of which $1.6 million has been provided as of September 30, 2006. OC-BVI is constructing this plant in response to what it believes is an extreme shortage of, and a pressing demand for, potable water on the eastern end of Tortola and anticipates entering into a bulk water supply agreement with the British Virgin Islands government. However, OC-BVI does not presently have any type of agreement or understanding with the British Virgin Islands government, or any other potential customer, for the purchase of the water to be produced by its Bar Bay plant. If such an agreement is not obtained, or is not obtained on sufficiently favorable terms, OC-BVI may not be able to recover the cost of its investment in this plant, in which case we may be required to record an impairment charge to reduce the carrying value of our loan to OC-BVI and our investment in OC-BVI. Such an impairment charge would reduce our earnings and could have a significant adverse impact on our results of operations and financial condition.
Our operations are affected by tourism and are subject to seasonal fluctuations which could affect demand for our water and impact our revenues and results of operations.
      Our operations are affected by the levels of tourism and are subject to seasonal variations in our service areas. Demand for our water in the Cayman Islands, Belize and Bimini, The Bahamas is affected by variations in the level of tourism and local weather, primarily rainfall. Tourism in our service areas is affected by the economies of the tourists’ home countries, primarily the United States and Europe, terrorist activity and perceived threats thereof, and increased costs of fuel and airfares. We normally sell slightly more water during the first and second quarters, when the number of tourists is greater and local rainfall is less, than in the third and fourth quarters. A downturn in tourism or greater than expected rainfall in the locations we serve could adversely affect our revenues and results of operations.
We may have difficulty accomplishing our growth strategy within and outside of our current operating areas.
      Our expansion both within our current operating areas and into new areas involves significant risks, including, but not limited to, the following:

•	regulatory risks, including government relations difficulties, local regulations and currency controls;

•	receiving and maintaining necessary permits, licenses and approvals;

•	risks related to operating in foreign countries, including political instability, reliance on local economies, environmental problems, shortages of materials, immigration restrictions and limited skilled labor;

•	risks related to development of new operations, including inaccurate assessment of the demand for water, engineering difficulties and inability to begin operations as scheduled; and

•	risks relating to greater competition in these new territories, including the ability of our competitors to gain or retain market share by reducing prices.
      Even if we successfully expand our operations, we may have difficulty managing our growth. We cannot assure you that any new operations within or outside of our current operating areas will attain or maintain profitability or that the results from these new operations will not negatively affect our overall profitability.
Continued production shortfalls under our Windsor supply contract could result in further rate decreases or cancellation of the contract.
      Our supply contract, through our subsidiary, Consolidated Water (Bahamas) Limited (or CW-Bahamas), with the Water and Sewerage Corporation of The Bahamas (or the WSC) to supply water from our Windsor plant located on the island of New Providence in The Bahamas expires upon the earlier of either (i) March 2013 or (ii) CW-Bahamas’s supply of 13.1 billion gallons of water to the WSC. Since the plant was commissioned in 1996, fouling of its reverse osmosis membrane elements has occurred several times. From time to time since October 2004, we have been unable to deliver the minimum water volumes required under the contract because of mechanical equipment problems and membrane fouling. As a result, we have been subject to water rate decreases that decreased revenue by approximately $600,000 and $300,000 in 2005 and 2004, respectively. We have implemented an extensive program to test and understand the cause of the membrane fouling and have expanded the production capacity of the Windsor plant in order to replace the production capacity that was lost because of membrane fouling. At present, we believe we have resolved the membrane fouling problem at the Windsor plant. However, membrane fouling may reoccur at the Windsor plant, and if we are unable to meet the production minimums due to this or other operating issues, we could be in technical default of the Windsor supply contract and subject to various adverse consequences, including further water rate decreases or cancellation of the contract by the WSC.
Our operations could be harmed by hurricanes or tropical storms.
      A hurricane or tropical storm could cause major damage to our equipment and properties and the properties of our customers, including the large tourist properties in our areas of operation. For example, in September 2004 Hurricane Ivan caused significant damage to our plants and our customers’ properties, which adversely affected our revenues. Any future damage could cause us to lose use of our equipment and properties and incur additional repair costs. Damage to our customers’ properties and the adverse impact on tourism could result in a decrease in water demand. A hurricane or tropical storm could also disrupt the delivery of equipment and supplies, including electricity, necessary to our operations. These and other possible effects of hurricanes or tropical storms could have an adverse impact on our results of operations and financial condition.
Contamination of our processed water may cause disruption in our services and adversely affect our revenues.
      Our processed water may become contaminated by natural occurrences and by inadvertent or intentional human interference, including acts of terrorism. In the event that a portion of our processed water is contaminated, we may have to interrupt the supply of water until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water production source. In addition, we may incur significant costs in order to treat a contaminated source of plant feed water through expansion of our current treatment facilities, or development of new treatment methods. An inability by us to substitute processed water from an uncontaminated water source or to adequately treat the contaminated plant feed water in a cost-effective manner may have an adverse effect on our revenues and our results of operations.
Potential government decisions, actions and regulations could negatively affect our operations.
      We are subject to the local regulations of the Cayman Islands, Belize, Barbados, the British Virgin Islands and The Bahamas, all of which are subject to change. Any government that regulates our operations may issue legislation or adopt new regulations, including but not limited to:

•	restricting foreign ownership of us;

•	providing for the expropriation of our assets by the government;

•	providing for nationalization of public utilities by the government;

•	providing for different water quality standards;

•	unilaterally changing or renegotiating our licenses and agreements;

•	restricting the transfer of U.S. currency; or

•	causing currency exchange fluctuations/devaluations or making changes in tax laws.
      As new laws and regulations are issued, we may be required to modify our operations and business strategy, which we may be unable to do in a cost-effective manner. Failure by us to comply with applicable regulations could result in the loss of our licenses or authorizations to operate, the assessment of penalties or fines, or otherwise may have a material adverse effect on our results of operations.
The rates we charge our retail customers in the Cayman Islands are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our projected expenses, our results of operations may be adversely affected.
      Under our exclusive retail license in the Cayman Islands, we must obtain prior approval from the Cayman Islands government to increase our water supply rates, except for inflation-related adjustments. However, the expenses we incur in supplying water under this license may increase due to circumstances that were unforeseen at the time we entered into the license. We may incur additional costs in attempting to obtain government approval of any rate increase, which may be granted on a delayed basis, if at all. Failure to obtain timely and adequate rate increases could have an adverse effect on our results of operations.
We rely on the efforts of key employees. Our failure to retain these employees could adversely affect our results of operations.
      Our success depends upon the abilities of our executive officers. In particular, the loss of the services of Jeffrey Parker, our Chairman of the Board, or Fredrick W. McTaggart, our President and

Chief Executive Officer, could be detrimental to our operations and our continued success. Messrs. Parker and McTaggart have employment agreements expiring on December 31, 2009. Each year, the term of these agreements may be extended for an additional year. However, we cannot guarantee that Messrs. Parker or McTaggart will continue to work for us during the term of their agreements or will enter into any extensions thereof.
We are exposed to credit risk through our relationships with several customers and our affiliate.
      We are subject to credit risk posed by possible defaults in payment by our bulk water customers in the Cayman Islands, Belize, Barbados, the British Virgin Islands and The Bahamas and by possible defaults in payment of loan receivables by OC-BVI and Water Authority-Cayman. Adverse economic conditions affecting, or financial difficulties of, those parties could impair their ability to pay us or cause them to delay payment. We depend on these parties to pay us on a timely basis. Our outstanding accounts receivable are not covered by collateral or credit insurance. Any delay or default in payment could adversely affect our cash flows, financial condition and results of operations.
We are exposed to interest rate risk in several countries.
      As of September 30, 2006, we had outstanding debt of $9.7 million bearing interest at various floating lending rates such as LIBOR, Cayman Island’s Prime Rate or The Bahamas Prime Lending Rate. We currently do not use interest rate swap contracts or other derivative investments designed to hedge our exposure to interest rate increases. An increase in the interest rates of our floating rate loans would cause an increase in our interest expense and could adversely affect our results of operations.
We are exposed to the risk of variations in currency exchange rates.
      Although we report our results in United States dollars, the majority of our revenue is earned in other currencies. All of the currencies in our operating areas have been fixed to the United States dollar for over 20 years and we do not employ a hedging strategy against exchange rate risk associated with our reporting in United States dollars. If any of these fixed exchange rates becomes a floating exchange rate our results of operations and financial condition could be adversely affected.
You will incur immediate and substantial dilution of the book value of your investment in our ordinary shares.
      The per share offering price is substantially more than the per share book value of our ordinary shares. As a result, purchasers of ordinary shares in this offering will experience immediate and substantial dilution of $18.20 per ordinary share in book value.
Future sales of our ordinary shares may depress the market price of our ordinary shares.
      If we or our existing shareholders sell substantial amounts of ordinary shares or if it is perceived that such sales could occur, the market price of our ordinary shares could decline. In addition, if these sales were to occur, we may find it difficult to sell equity or equity-related securities in the future at a time and price that we deem desirable.
We may not pay dividends in the future. If dividends are paid, they may be in lesser amounts than past dividends.
      Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our Board of Directors. We have paid dividends in the past, but may cease to do so at any time. Under the agreements governing certain of our outstanding debt obligations, we may only pay dividends from “cash flows,” defined under the applicable agreement as consolidated net income plus non-cash charges less capital expenditures and scheduled debt repayment, calculated annually on a fiscal year basis. We may incur increased capital requirements or additional indebtedness in the future that may restrict our ability to declare and pay dividends. We may also be restricted from paying dividends in the future due to restrictions imposed by applicable corporate laws, our financial condition and results of operations, covenants contained in our financing agreements, management’s assessment of future capital needs and other factors considered by our Board of Directors. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.
We have not identified specific uses for a substantial portion of the net proceeds from this offering. We have broad discretion in applying these proceeds and may apply them in less than optimal ways or in ways with which you may not agree.
      Other than approximately $10.0 million that we will use to repay outstanding debt, we have not identified specific uses for the net proceeds from this offering. Accordingly, we will have significant flexibility in determining how to spend these proceeds. Although we are not currently engaged in any active discussions with respect to any acquisitions, we may seek to acquire, invest in or establish joint ventures with respect to businesses, products, services or technologies that complement or expand our existing business, and a portion of the net proceeds may be used for such acquisitions, investments or joint ventures. See “Use of Proceeds.” If management fails to use the proceeds effectively, our business and operating results could suffer.
Service of process and enforcement of legal proceedings commenced against us in the United States may be difficult to obtain.
      We are incorporated under the laws of the Cayman Islands and a substantial portion of our assets are located outside of the United States. In addition, 12 out of 16 of our directors and officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such other persons, or to enforce judgments obtained against such persons in United States courts, and bring any action, including actions predicated upon the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts or jurisdictions located outside of the United States, rights predicated upon the United States securities laws.
      Based on the advice of our Cayman Islands legal counsel, Myers and Alberga, we believe there is no reciprocal statutory enforcement of foreign judgments between the United States and the Cayman Islands, and that foreign judgments originating from the United States are not directly enforceable in the Cayman Islands. A prevailing party in a United States proceeding against us or our officers or directors would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party’s claim. A prevailing party could rely on the summary judgment procedures available in the Cayman Islands, subject to available defenses in the Cayman Islands courts, including, but not limited to, the lack of competent jurisdiction in the United States courts, lack of due service of process in the United States proceeding and the possibility that enforcement or recognition of the United States judgment would be contrary to the public policy of the Cayman Islands.
      Depending on the nature of damages awarded, civil liabilities under the Securities Act of 1933, as amended (or the Securities Act), or the Securities Exchange Act of 1934, as amended (or the Exchange Act), for original actions instituted outside the Cayman Islands may or may not be enforceable. For example, a United States judgment awarding remedies unobtainable in any legal action in the courts of the Cayman Islands, such as treble damages, would likely not be enforceable under any circumstances.
Low trading volume of our stock may limit your ability to sell your shares at or above the price you pay for them.
      During the nine months ended September 30, 2006, the average daily trading volume of our ordinary shares was approximately 66,700 shares, a much lower trading volume than the stock of many other companies listed on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our ordinary shares at any given time. This presence in turn depends on the individual decisions of investors and general economic and market conditions over which we have no control. As a consequence of the limited volume of trading in our ordinary shares, you may have difficulty selling a large number of our ordinary shares in the manner or at the price that might be attainable if our ordinary shares were more actively traded. In addition, as a result of our low trading volume, the market price of our ordinary shares may not accurately reflect their value.
Competition may threaten the sustainability and growth of our current operations and impede the expansion of our operations into new areas.
      We face competition in our areas of operation in renewing our present supply contracts and in our efforts to expand our current operations within those areas. We also face competition in attempting to expand our operations to new areas. We often compete with larger companies, including units of General Electric Company and Veolia Environnement. Some of our current and potential competitors have technical and financial resources and marketing and service organizations that are significantly greater than ours. Moreover, our competitors may forecast the course of market developments more accurately and could in the future develop new technologies that compete with our services. Additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition. These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can adopt or by developing technology and services that gain wider market acceptance than our technology and/or services. If we do not compete successfully, we may be unable to maintain or increase our operations and our results of operations and financial condition could be adversely affected.
We are subject to anti-takeover measures that may discourage, delay or prevent changes of control of Consolidated Water.
      Classified Board of Directors. We have a classified Board that consists of three groups of directors. Only one group of directors is elected each year. Our classified Board may increase the length of time necessary for an acquiror to change the composition of a majority of directors in order to gain control of our Board.
      Option Deed. Our Board of Directors has adopted an Option Deed that is intended to improve the bargaining position of our Board of Directors in the event of an unsolicited offer to acquire our outstanding stock. Under the terms of the Option Deed, a stock purchase right is attached to each of our current or future outstanding ordinary shares, including each ordinary share being offered pursuant to this prospectus, issued prior to the time the purchase rights become exercisable, are redeemed or expire. The purchase rights will become exercisable only if an individual or group has acquired, or obtained the right to acquire, or announced a tender or exchange offer that if consummated would result in such individual or group acquiring beneficial ownership of 20% or more of our outstanding ordinary shares. Upon the occurrence of a triggering event, the rights will entitle every holder of our ordinary shares, other than the acquiror, to purchase our shares or shares of our successor on terms that would likely be economically dilutive to the acquiror. Under certain circumstances, instead of ordinary shares, our Board of Directors may issue cash or debt securities. Our Board of Directors, however, has the power to amend the Option Deed so that it does not apply to a particular acquisition proposal or to redeem the rights for a nominal value before they become exercisable. These features will likely encourage an acquiror to negotiate with our Board of Directors before commencing a tender offer or to condition a tender offer on our Board of Directors taking action to prevent the purchase rights from becoming exercisable. The Option Deed expires in July 2007.
      As a result of these anti-takeover measures, we could deter efforts to make changes to, or exercise control over, current management. In addition, our shareholders may not have an opportunity to sell their ordinary shares to a potential acquiror at the acquiror’s offering price, which is typically at a premium to market price.
Restrictive covenants in our credit facilities and trust deeds could adversely affect our business by limiting our flexibility; our failure to comply with these covenants could cause foreclosure on our assets.
      Our credit facilities and the trust deeds governing the terms of our debt securities contain restrictive covenants. These covenants and requirements limit our ability, without approval of the lender or trustee, to take various actions, including incurring additional debt, making capital expenditures, guaranteeing indebtedness, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments. These covenants could place us at a disadvantage compared to some of our competitors which may not be required to operate under these or similar restrictions. Further, these covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, acquisition or investment opportunities. A material breach of any of these covenants would constitute a default under our credit facilities or trust deeds. In the event of default, the lender or trustee may accelerate repayment of our outstanding indebtedness. If we are unable to repay the amounts accelerated, the lender or trustee has the right to foreclose on substantially all of our assets, which we have pledged to secure that indebtedness. Foreclosure upon our assets would have a significant adverse affect on our results of operations, financial condition and our ability to continue operations.

FORWARD-LOOKING STATEMENTS
      This prospectus and the filings incorporated into this prospectus by reference contain forward-looking statements. All statements included or incorporated by reference into this prospectus or made by our management, other than statements of historical fact, are forward-looking statements. Forward-looking statements can generally be identified by our use of words such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “opportunity,” “plans,” “potential,” “predicts” or “will,” the negative of these words or words of similar meaning. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements.
      These statements are based on our beliefs and assumptions, which in turn are based on currently available information. Our beliefs and assumptions could prove incorrect. Actual results or outcomes could differ materially from those expressed in any forward-looking statements made by us or on our behalf as a result of several factors, including those set forth under the heading “Risk Factors” beginning on page 5. In addition, new risks and uncertainties emerge from time to time, and it is not possible for us to predict which factors will arise or how they may affect us.
      You should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we have no duty to, and do not intend to, update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, in this prospectus, except as may be required by law.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of ordinary shares in this offering will be approximately $34.9 million (or approximately $40.2 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      We intend to use approximately $10.0 million of the net proceeds from this offering to repay a portion of the indebtedness outstanding under our term loan with Scotiabank (Cayman Islands) Ltd., which matures in February 2010. Our term loan with Scotiabank bears interest at an annual adjusted floating rate of LIBOR plus 1.5% to 3.0%, depending on the ratio of our consolidated debt to our consolidated earnings before interest, taxes and depreciation. As of September 30, 2006, the applicable annual interest rate on the term loan was 7.08%.
      We intend to use the remaining portion of the net proceeds of this offering to fund capital expenditures and for general corporate purposes. We may also use a portion of the remaining net proceeds for acquisitions and/or strategic investments, if future opportunities arise. Our management will have broad discretion in the allocation of this remaining portion of the net proceeds of this offering. The amounts actually expended and the timing of such expenditures will depend on a number of factors, including our realization of the different elements of our growth strategy, the amount of cash generated by our operations and the availability and attractiveness of potential acquisitions or strategic investments. Pending these uses, we intend to invest the remaining portion of the net proceeds of this offering in short-term, interest-bearing securities.

PRICE HISTORY OF OUR ORDINARY SHARES AND DIVIDENDS
      The tables below set forth the high and low sales prices for our ordinary shares on the NASDAQ Global Select Market, and prior to August 2006, on the NASDAQ Global Market (formerly the Nasdaq National Market). The tables also set forth the dividends paid per ordinary and redeemable preference share for the periods indicated. The amounts shown have been adjusted to reflect our 2-for-1 stock split effective August 25, 2005.

Year	High	Low	Dividend

2001	$6.000	$3.438	$0.2000
2002	7.725	5.385	0.2100
2003	10.850	6.750	0.2100
2004	15.500	8.710	0.2300
2005	22.475	13.650	0.2375

Quarter

2004
First Quarter	$10.600	$8.710	$0.0575
Second Quarter	15.000	9.300	0.0575
Third Quarter	13.665	9.880	0.0575
Fourth Quarter	15.500	10.700	0.0575
2005
First Quarter	$17.435	$13.650	$0.0575
Second Quarter	20.305	15.970	0.0600
Third Quarter	22.475	17.695	0.0600
Fourth Quarter	20.920	15.120	0.0600
2006
First Quarter	$28.900	$19.750	$0.0600
Second Quarter	31.790	22.430	0.0600
Third Quarter	28.480	20.770	0.0600

Month

June 2006	$30.480	$22.430
July 2006	26.050	20.770
August 2006	28.480	22.900
September 2006	28.280	24.000
October 2006	28.440	24.750
November 2006	28.980	23.640
      On December 7, 2006, the closing sales price of our ordinary shares on the NASDAQ Global Select Market was $25.25 per share.

CAPITALIZATION
      The following table shows our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an “as adjusted” basis giving effect to our receipt of the estimated $34.9 million in net proceeds from this offering and the application of those net proceeds as set forth under “Use of Proceeds.”
      This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes set forth in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, as amended by Amendment No. 1 on Form 10-Q/A, incorporated by reference into this prospectus.

	As of September 30, 2006

		% of		% of
	Actual	Capitalization	As Adjusted	Capitalization

	(Unaudited)
Shareholders’ equity(1)	$65,659,681	65.6%	$100,529,681	80.4%
Long-term debt(2)	34,480,960	34.4%	24,480,960	19.6%

Total capitalization	$100,140,641	100.0%	$125,010,641	100.0%

(1)	Includes (i) ordinary shares and Class B ordinary shares, par value $0.60 per share: 19,800,000 shares authorized; 12,395,653 ordinary shares issued and outstanding at September 30, 2006, actual; and 13,895,653 ordinary shares issued and outstanding at September 30, 2006, as adjusted (there were no Class B ordinary shares outstanding at September 30, 2006, actual or as adjusted); and (ii) Redeemable Preference Shares, par value $0.60 per share: 200,000 shares authorized and 24,971 shares issued and outstanding at September 30, 2006, actual and as adjusted.

(2)	All of our long-term debt is secured.

DILUTION
      Our net tangible book value at September 30, 2006 was $58.2 million, or $4.70 per ordinary share. Net tangible book value per share represents the amount of total tangible assets (excluding goodwill and other intangible assets) less total liabilities, divided by the number of our ordinary shares outstanding. After giving effect to the sale of the 1,500,000 ordinary shares offered by us in this offering, less estimated offering expenses, including underwriting discounts and commissions, our pro forma net tangible book value as of September 30, 2006 would have been approximately $93.1 million, or $6.70 per share. This represents an immediate increase in net tangible book value of $2.00 per share to existing shareholders and an immediate dilution in net tangible book value of $18.20 per share to new investors purchasing our ordinary shares in this offering. The following table illustrates this dilution:

Public offering price per ordinary share		$24.90
Net tangible book value per ordinary share as of September 30, 2006	$4.70
Increase in net tangible book value per ordinary share attributable to this offering	2.00
Pro forma net tangible book value per ordinary share as of September 30, 2006 after giving effect to this offering		6.70
Dilution in net tangible book value per ordinary share to new investors in this offering		18.20
      The following tables show a comparison between the effective cash cost of ordinary shares, including ordinary shares underlying currently exercisable options, acquired by our directors and executive officers during the last five years and the public offering price of the ordinary shares in this offering:

	Shares Acquired		Total Consideration
					Average Price
	Number	Percentage	Amount	Percentage	per Share

New investors in this offering	1,500,000	66.4%	$37,350,000	87.8%	$24.90
Directors and officers	759,437	33.6%	5,186,390	12.2%	$6.83

Total	2,259,437	100%	$42,536,390	100%

FOREIGN EXCHANGE REGULATIONS AND TAXATION
Foreign Exchange Regulations
      We are not subject to any governmental laws, decrees or regulations in the Cayman Islands which restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. The Cayman Islands does not impose any limitations on the right of non-resident owners to hold or vote the ordinary shares. There are no exchange control restrictions in the Cayman Islands.
Cayman Islands Taxation
      The Cayman Islands presently impose no taxes on our profit, income, distribution, capital gains or appreciations and no taxes are currently imposed in the Cayman Islands on profit, income, capital gains or appreciations of the holders of our securities or in the nature of estate duty, inheritance or capital transfer tax. There is now a tax information exchange agreement which allows under certain conditions the exchange of tax information between the United States and the Cayman Islands.
      A major source of revenue to the Cayman Islands government is a stamp tax of 6.0% or 7.5% (previously 7.5% or 9.0%, with a temporary rate of 5.0% between November 2001 and June 2006), depending on location, on the transfer of ownership of land in the Cayman Islands. To prevent stamp tax avoidance by transfer of ownership of the shares of a company which owns lands in the Cayman Islands (as opposed to transfer of the land itself), a company which owns land or an interest in land in the Cayman Islands is taxed based on the value of its land or interest in land attributable to each share transferred. Prior to our ordinary shares becoming quoted in the United States, we paid this tax on private share transfers. We have never paid the tax on transfers of our publicly-traded shares. Since 1994, we requested that the Cayman Islands government exempt us from the share transfer tax. Other local companies whose businesses are not primarily related to the ownership of land and whose shares are publicly-traded have either received an exemption from the tax or have not been pursued by government for payment of the tax. In April 2003, we received notice that the Cayman Islands government had granted an exemption from taxation for all transfer of our shares after that date. We believe it is unlikely that the government will seek to collect this tax on transfers of our publicly-traded shares made during the period from 1994 through April 2003.
United States Taxation
      This summary is not intended to constitute a complete analysis of all tax considerations relevant to an investment in our ordinary shares. Investors should seek advice from their own independent tax advisors concerning the United States federal, state and local, as well as foreign, income and other tax consequences to them, in light of their particular circumstances, of acquiring, owning and disposing of our ordinary shares. This summary assumes that we are not currently a Passive Foreign Investment Company (or PFIC) nor will we be a PFIC while you own our ordinary shares.
      The following discussion summarizes the material United States federal income tax considerations that may be relevant to you if you invest in our ordinary shares and are a “U.S. Holder.” You will be a U.S. Holder if you are:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended (or the Code);

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source;

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions or, if the trust was in existence on September 20, 1996, and it has elected to continue to be treated as a United States person; or

•	any holder whose income or gain in respect to its investment is effectively connected with its conduct of a trade or business in the United States.
      The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of our ordinary shares, but is not a complete analysis of all potential tax consequences thereof. The discussion is based upon the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service (or IRS) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such changes may be applied retroactively in a manner that could adversely affect a holder of our ordinary shares.
      The summary provides only a preview of the consequences to U.S. Holders that hold our ordinary shares as capital assets. It does not address considerations that may be relevant to investors subject to special tax rules, including, but not limited to, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, traders in securities or commodities that elect mark-to-market treatment, persons that hold our ordinary shares as a position in a “straddle,” conversion transaction or other integrated transaction, tax-exempt organizations, persons whose “functional currency” is not the United States dollar, or persons that hold, directly or constructively, 10.0% or more of our voting shares. The Code imposes reporting requirements on U.S. Holders that own, directly or constructively, more than 5.0% of our ordinary shares. Such U.S. Holders should contact their independent tax advisors to ensure compliance with this requirement, and any other reporting obligations imposed by the Code.
      No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds our ordinary shares, the tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership.
      Upon a sale, exchange or other taxable disposition of ordinary shares, you generally will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and fair market value of any property you receive and (ii) your adjusted income tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Through December 31, 2010, long-term capital gains realized by non-corporate taxpayers are generally taxed at 15.0% or lower rate. Short-term capital gains are generally taxed at the same rates as ordinary income. Capital losses realized by a U.S. Holder from the disposition of capital assets (including our ordinary shares) during any taxable year are, with minor exceptions, deductible only to the extent of the capital gains realized in that taxable year or certain permitted carryover years. Any gain derived by a U.S. Holder from a taxable disposition of our shares generally will be treated as U.S. source income to U.S. Holders.
      Because our ordinary shares are traded on the NASDAQ Global Select Market, we are treated as a “qualified foreign corporation” with respect to dividends paid on our ordinary shares. Any dividends (i.e. distributions out of current or accumulated earnings and profits) received by a non-corporate U.S. Holder are subject to a reduced rate of tax (15% or less) applicable to “qualified dividends” through December 31, 2010 and will be treated as foreign source income. Because we are a foreign corporation, dividends received on our ordinary shares will not be eligible for the dividends received deduction available to domestic corporations. Distributions that are not from earnings and profits will be treated as a return of capital to the extent of (and in reduction of) a shareholder’s tax basis for the shares; any excess will be treated as gain from the sale of shares.
      You may be subject to backup withholding at a rate of 28% with respect to dividends paid on ordinary shares or the proceeds of a sale, exchange or other taxable disposition of ordinary shares, unless you: (i) are a corporation or come within another exempt category, and when required, you demonstrate this fact, or (ii) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable U.S. Treasury Regulations.
      Any amount withheld under these rules will be creditable against your U.S. federal income tax liability. You should consult your tax advisor regarding your qualifications for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable, or for obtaining credit for any back up withholding tax.
Non-U.S. Holders
      A “Non-U.S. Holder” generally is any holder (other than a partnership) who is not a U.S. Holder. Dividends received on our ordinary shares and gain recognized from a taxable disposition of our ordinary shares by a Non-U.S. Holder generally will not be subject to United States federal income or withholding taxes, unless (i) such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder was present in the United States for 183 days or more in the taxable year in which such taxable disposition occurred.
      The above summary is not intended to constitute a complete analysis of all the United States federal income tax consequences relating to the ownership of our redeemable shares.
      Prospective investors should consult their own tax advisors concerning the tax consequences of their particular situations.

MEMORANDUM AND ARTICLES OF ASSOCIATION
Registered Office
      We have been assigned registration number C/0250 by the registrar of companies in the Cayman Islands. The registered office is located at Regatta Office Park, Windward Three, 4th Floor, West Bay Road, P.O. Box 1114, Grand Cayman KY1-1102, Cayman Islands. The telephone number at that location is (345) 945-4277.
Object and Purpose
      Paragraphs 3 and 4 of our Amended and Restated Memorandum of Association (or Memorandum of Association) provide that our object and purpose is to perform all functions permitted under the Companies Law (2004 Revision). Without limiting paragraphs 3 and 4, paragraph 5 of the Memorandum of Association provides that our objects and powers shall include:

•	To supply water for domestic and all other purposes in the Cayman Islands and to construct the necessary works for such supply;

•	To purchase, take on lease, hire or otherwise acquire waterworks or the right to supply and work water undertakings;

•	To fit out, maintain and work with any form of mechanical steam or electric or other power the necessary works for the supply of water including the construction and fitting out of pumping stations, reservoirs, desalinators, reverse osmosis equipment, pipe lines and all other works necessary or reasonably required for the supply of water for the purposes aforesaid;

•	To acquire, manufacture, repair and maintain all machines, machinery pipes, utensils, apparatus and materials required for the supply aforesaid;

•	To make from time to time such applications to the Cayman Islands government or other authority as may be thought necessary or desirable for powers to construct maintain and work our business or to acquire or lease land, buildings, easements, water rights, water and other works and any extensions thereof and to execute any works in connection therewith;

•	To purchase, take upon, lease or otherwise acquire or build upon or improve any lands or building or any estates or interest therein and any licenses, rights, easements or privileges which may be considered necessary or expedient for the purposes of our business and to do any such things notwithstanding that in any case, the whole of the land may not be required for such purposes;

•	To manufacture, buy, sell, let upon hire, with or without an option of purchase, all pipes, taps, valve engines, tools, machines and other chattels and things used or which may at any time hereafter be used in the establishment, maintenance, equipping or working of the aforesaid;

•	To sell, grant, let, exchange or otherwise dispose of absolutely or conditionally or for any limited estate or interest, all or any part or section of, the undertaking worked by us or any of them or any or any part of the property or properties, rights or powers thereof or any licenses, rights or privileges in over or in relation to any such property or any part thereof;

•	To purchase or otherwise acquire any lands and buildings, and to utilize the same for the treatment, re-use and disposal of sewage, and to construct, erect and lay down any buildings, engines, pumps, sewers, tanks, drains, culverts, channels, sewage or other works or things that may be necessary or convenient for any of our objects;

•	To manufacture, purchase, sell, deal in or otherwise dispose of chemical vegetable and other manures and other substances, materials and things that may be conveniently dealt with in connection with sewage works; and

•	To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to our directors capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to our directors likely to be profitable to us.
Directors
      Article 26.05 of our Amended and Restated Articles of Association (or Articles of Association) provides that a director may vote in respect of any contract, arrangement or other matter notwithstanding such director’s interest provided that the nature of his or her interest shall have been disclosed to the directors prior to the resolution. Article 25.01 provides that remuneration of the directors shall be in such amount or at such rate as the directors may from time determine. Article 30.01 provides that the directors may exercise all our powers that are not required by the Companies Law of the Articles of Association to be exercised by our shareholders. In particular, Article 30.03 provides that the directors may exercise all our powers to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof by way of fixed charge, floating charge or other form of encumbrance, and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of ours or any third party. Article 24.02 provides that our directors are not required to own our shares in order to act as our directors unless prescribed by special resolution. See — “Certain Provisions of the Articles of Association Having the Effect of Delaying, Deferring or Preventing a Change in Control.”
Rights of Shareholders
      Article 4.02 of our Articles of Association provides that unless otherwise provided in the terms of issue of a class of stock, the rights attached to any class of shares may not be changed unless approved by the holders of such class of shares by special resolution.
Annual General Meetings; Extraordinary General Meetings
      Under Article 16 and Article 18, of our Articles of Association, we shall hold an annual general meeting on a date determined by our Board of Directors upon at least five days notice unless all of the shareholders waive the notice requirements. Article 17.01 of our Articles of Association provides that an extraordinary general meeting may be called by our Board of Directors or by the directors upon the request of the holders of 51% of shares that have the right to vote at a general meeting. If the directors do not call an extraordinary general meeting within 21 days of such request, the shareholders requesting such meeting may call an extraordinary general meeting so long as the meeting takes place within 90 days of the original request by the shareholders. Under Article 18.01, five days notice must be given prior to an extraordinary general meeting unless at least 75% of the shareholders entitled to vote at the meeting agree to call the meeting on shorter notice (but not shorter than two days).
Certain Provisions of the Articles of Association Having the Effect of Delaying, Deferring or Preventing a Change in Control
      Our Articles of Association provide for our Board of Directors to be divided into three groups of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. A director may be removed prior to expiration of his or her term by a special resolution of the shareholders. Our Articles of Association define “special resolution” as a resolution passed at a shareholder meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given by a majority of three-quarters of the votes cast, or a resolution passed as such without a shareholder meeting by a unanimous vote of all shareholders of record. Vacancies on the Board of Directors may be filled either by the directors or the shareholders. Our classified Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors.

DESCRIPTION OF SECURITIES
      Under our Memorandum of Association and Articles of Association we are authorized to issue 20,000,000 shares of capital stock, consisting of 19,655,000 ordinary shares, par value CI$0.50 (approximately US$0.60) per share, 145,000 Class B ordinary shares, par value CI$0.50 (approximately US$0.60) per share and 200,000 redeemable preference shares, par value CI$0.50 (approximately US$0.60) per share. The following is a summary of the material terms and provisions of our capital stock and is qualified in its entirety by the provisions of our Memorandum of Association and Articles of Association. For the complete terms of our capital stock, please refer to our Memorandum of Association and Articles of Association, which are exhibits to the registration statement of which this prospectus forms a part. As of October 29, 2006, there were 12,407,860 ordinary shares outstanding, 24,971 redeemable preference shares outstanding, and no Class B ordinary shares outstanding.
Ordinary Shares
      Holders of ordinary shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of more than 50% of the outstanding shares present and voting at an annual meeting at which a quorum is present are able to elect all of our directors. Holders of ordinary shares do not have preemptive rights or rights to convert their ordinary shares into any other securities. All of the outstanding ordinary shares are fully paid and non-assessable.
      Holders of ordinary shares are entitled to receive ratably dividends, if any, distributed out of our accumulated profits. Subject to the preferential rights of holders of the redeemable preference shares, upon liquidation, all holders of ordinary shares are entitled to participate pro rata in our assets which are available for distribution.
Redeemable Preference Shares
      Holders of redeemable preference shares may cast one vote for each share held of record at all shareholder meetings. All voting is on a non-cumulative basis. Upon the event of our liquidation, the redeemable preference shares rank in preference to the ordinary shares with respect to the repayment of the par value of redeemable preference shares plus any premium paid or credited on the purchase of the shares. Under our employee share incentive plan, we may redeem any redeemable preference shares issued to an employee under certain circumstances. The ordinary shares and the redeemable preference shares rank equally in all other respects.
Class B Ordinary Shares
      Holders of Class B ordinary shares are entitled to the same dividends paid on ordinary shares and redeemable preference shares, and we cannot pay a dividend on the ordinary shares without paying the same dividend on the Class B ordinary shares, and vice versa. We cannot redeem the Class B ordinary shares, and the holders of the Class B ordinary shares are not entitled to any repayments of capital upon our dissolution.
      If we enter into a transaction in which ordinary shares are exchanged for securities or other consideration of another company, then the Class B ordinary shares will also be exchanged pursuant to a formula. The Class B ordinary shares and the ordinary shares rank equally in all other respects.
Option Deed
      In 1997, our Board of Directors approved our adoption of an option deed, which is similar to a “poison pill.” We entered into an option deed, as amended, with American Stock Transfer & Trust Company, as option agent, granting to each holder of an ordinary and redeemable preference share an option to purchase one one-hundredth of a Class B ordinary share at an exercise price of $50.00, subject to adjustment. If a takeover attempt occurs, each shareholder would be able to exercise the option and receive ordinary shares with a value equal to twice the exercise price of the option. Under circumstances described in the option deed, instead of receiving ordinary shares, we may issue to each shareholder cash or other equity or debt securities of us, or the equity securities of the acquiring company, as the case may be, with a value equal to twice the exercise price of the option.
      Takeover events that would trigger the options include a person or group becoming the owner of 20% or more of our outstanding ordinary shares or the commencement of, or announcement of an intention to make, a tender offer or exchange offer, which upon completion would result in the beneficial ownership by a person or group of 20% or more of the outstanding ordinary shares. Accordingly, exercise of the options may cause substantial dilution to a person who attempts to acquire us.
      The options are attached to each ordinary share and redeemable preference share, including any shares offered by this prospectus, and presently have no monetary value. The options will not trade separately from our shares unless and until they become exercisable. The options, which expire on July 31, 2007, may be redeemed, at the option of our Board of Directors, at a price of CI$.01 per option at any time until ten business days following the date that a group or person acquires ownership of 20% or more of the outstanding ordinary shares.
      The option deed may delay or prevent a change in control or takeover of Consolidated Water. The option deed is designed to enhance our Board of Directors’ ability to protect shareholder interests and ensure that shareholders receive fair and equal treatment upon any proposed takeover by deterring coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and preventing an acquirer from gaining control of us without offering a fair and adequate price and terms to all of our shareholders as determined by our Board of Directors.
      The full terms and conditions of the options are contained in an option deed between us and our option agent, American Stock Transfer & Trust Company, and are incorporated by reference into this prospectus. See “Where You Can Find More Information.”
Transfer Agent
      The transfer agent for our ordinary shares is American Stock Transfer & Trust Company, New York, New York.
Listing on the NASDAQ Global Select Market
      Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “CWCO.”

UNDERWRITING
      We are offering the ordinary shares described in this prospectus by means of an underwritten public offering. We have entered into a firm commitment underwriting agreement with the underwriters named below. Janney Montgomery Scott LLC, 1801 Market Street, Philadelphia, PA 19103, is the lead underwriter for the offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the aggregate number of our ordinary shares set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares

Janney Montgomery Scott LLC	1,100,000
Boenning & Scattergood, Inc.	200,000
Brean Murray, Carret & Co., LLC	200,000

Total	1,500,000

      The underwriting agreement is subject to a number of terms and conditions and may be terminated by the underwriters in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters also may be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriting agreement provides that the underwriters must buy all of the ordinary shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.
      The underwriters initially will offer the ordinary shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.73 per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. If all of the ordinary shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The ordinary shares are offered subject to a number of conditions, including:

•	the registration statement, of which the prospectus is a part, has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	we deliver customary closing documents to the underwriters;

•	receipt and acceptance of the ordinary shares by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
Over-Allotment Option
      We have granted the underwriters an over-allotment option to buy up to 225,000 additional ordinary shares at the price specified on the cover page of this prospectus less underwriting discounts and commissions. These additional ordinary shares may only be used to cover sales of shares by the underwriters that exceed the total number of ordinary shares described above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If purchased, the additional ordinary shares will be sold by the underwriters on the same terms as those on which the other ordinary shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These discounts and commissions represent 5.0% of the total amount of the offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	Allotment	Allotment	Allotment	Allotment

Underwriter discounts and commissions to be paid by us	$1.245	$1.245	$1,867,500	$2,147,625
Stabilization
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	purchases to cover positions created by short sales; and

•	penalty bids.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilizing transactions may include making short sales of our ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares of our ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our ordinary shares available for purchase in the open market compared to the price at which the underwriters may purchase ordinary shares through the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of ordinary shares in the open market that could adversely affect investors who purchased ordinary shares in this offering. To the extent that the underwriters create a naked short position, they will purchase ordinary shares in the open market to cover the position.
      The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the ordinary shares to the extent that it may discourage resales of the ordinary shares.
      These activities may have the effect of raising or maintaining the market price of ordinary shares or preventing or retarding a decline in the market price of ordinary shares. As a result of these activities, the price of ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time.
Lock-up Agreements
      Consolidated Water and our executive officers and directors have entered into lock-up agreements with Janney Montgomery Scott LLC, on behalf of the underwriters. Under our agreement with the underwriters, subject to certain exceptions, we may not issue any new ordinary shares other than ordinary shares issuable upon exercise of options issued under our equity incentive plans or upon exercise or conversion of currently outstanding exercisable or convertible securities.
      Under agreements with Janney Montgomery Scott LLC, on behalf of the underwriters, our executive officers and directors may not, directly or indirectly, offer to sell, sell, pledge, contract to sell or otherwise transfer or dispose of, enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of or engage in any short selling of any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly disclose the intention to do any of the foregoing, without the prior written consent of Janney Montgomery Scott LLC for a period of 90 days from the effective date of the registration statement of which the prospectus forms a part. Janney Montgomery Scott LLC, in its sole discretion, may release the securities subject to the lock-up agreements, in whole or in part, at any time with or without notice. Janney Montgomery Scott LLC has advised us that when determining whether to release such securities from the lock-up agreements, it will consider, among other factors, the holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time of the request for such release. In addition, during this 90-day period we also have agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to exercise any demand, mandatory, piggyback, optional or any other registration rights with respect to, the registration of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares without the prior written consent of Janney Montgomery Scott LLC, other than a registration statement on Form S-8 to register ordinary shares, options to purchase ordinary shares and ordinary shares issuable upon exercise of options pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus.
      Notwithstanding the foregoing, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of this 90-day period or prior to the expiration of this 90-day period or we announce that we will release earnings results during the 16-day period beginning on the last day of this 90-day period, the restrictions imposed by lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of such earnings release or the occurrence of such material news or material event.
Indemnification
      We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.
Other
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various brokerage and banking services for our executive officers and directors, for which they received or will receive customary fees and expenses.

OFFERING EXPENSES
      The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering of the ordinary shares pursuant to this prospectus. All amounts are estimates, except for the SEC registration fee.

SEC registration fee	$4,895
NASD filing fee	5,075
Printing expenses	100,000
Accounting fees and expenses	100,000
Legal fees and expenses	300,000
Transfer agent fees and expenses	3,500
NASDAQ listing fees	45,000
Premiums paid to insure directors and officers in connection with this offering	50,000
Miscellaneous	4,030

Total	$612,500

LEGAL MATTERS
      The validity of the issuance of the ordinary shares offered hereby will be passed upon by our Cayman Islands counsel, Myers and Alberga, Grand Cayman, Cayman Islands. Certain legal matters with respect to U.S. law will be passed upon by our United States counsel, Edwards Angell Palmer & Dodge LLP, Fort Lauderdale, Florida. Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, is acting as counsel to the underwriters in connection with this offering.
EXPERTS
      Our consolidated financial statements as of December 31, 2005 and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference into this prospectus, have been so incorporated in reliance on the report of Rachlin Cohen & Holtz LLP, independent registered public accounting firm, Las Olas Centre, 450 E. Las Olas Blvd, Suite 950, Fort Lauderdale, FL 33301, given as the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2004 and 2003, and for the years then ended, have been incorporated by reference herein in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The KPMG audit report, dated April 15, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses an opinion that Consolidated Water Co. Ltd. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states: (i) the Company failed to properly track fixed assets and accumulated depreciation, including work-in-progress accounts, (ii) the Company does not have sufficient personnel resources with appropriate accounting expertise, (iii) the Company did not properly track inventory and management did not sufficiently review the physical count worksheets to the final inventory lists, (iv) the Company did not sufficiently review the inter-company eliminations and (v) the Company did not sufficiently document the system access controls around its financial management information system.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the ordinary shares offered by this prospectus. This prospectus, which is part of that registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement which you should refer to for further information.
      We are subject to the reporting requirements of the Exchange Act. As a foreign private issuer, we are required to file with the SEC reports on Form 40-F, Form 20-F and Form 6-K. However, we instead voluntarily file reports on Form 10-K, Form 10-Q and Form 8-K, which we believe provide more detailed and timely information.
      The registration statement on Form F-3, as amended, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material are also available by mail at prescribed rates from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549. The public may call the SEC at 1-800-SEC-0330 for further information. Our filings with the SEC are also available to the public on the SEC’s website at http://www.sec.gov. We maintain a website at http://www.cwco.com. Our website is not part of this prospectus.
      As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. The reports and information we incorporate by reference and file after the date of this prospectus, will update, supplement and supersede the information in this prospectus. We incorporate by reference the documents listed below and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K subsequently filed with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of the prospectus and prior to the termination of the offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, filed on May 10, 2006, August 9, 2006 and November 9, 2006, respectively, and our Amendment No. 1 to Form 10-Q for the fiscal quarter ended September 30, 2006, filed on November 22, 2006;

•	Our Current Reports on Form 8-K filed on May 26, 2006, August 9, 2006, October 2, 2006 and October 6, 2006; and

•	The description of our ordinary shares contained in our Registration Statement on Form 20-F filed on April 24, 1995 and any amendment or reports filed for the purpose of updating such description.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Frederick W. McTaggart
President and Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park, Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman KY1-1102, Cayman Islands
Tel: (345) 945-4277

________________________________________________________________________________

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

________________________________________________________________________________

1,500,000 Ordinary Shares

PROSPECTUS

Janney Montgomery Scott llc

Boenning & Scattergood, Inc.
Brean Murray, Carret & Co.
The date of this prospectus is December 7, 2006.